FORM OF LETTER TO SHAREHOLDERS

[fashionmall.com, Inc. LETTERHEAD]

July 2, 2001

Dear Shareholder:

Our board of directors has approved the repurchase of 1,216,600 shares of our Common Stock at a purchase price of $2.50 per share, net cash to the seller, without interest, through a procedure commonly referred to as an issuer tender offer. Upon expiration of the offer, we will purchase those Common shares tendered up to 1,216,600 common shares at the purchase price. No brokerage fees or commissions will be charged to you if you tender shares you hold directly. If you have shares through a broker or bank, however, you should ask your broker or bank if you will be charged a fee to tender your shares.

The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents.

We encourage you to read carefully the Offer to Purchase, Letter of Transmittal and related documents. Neither fashionmall.com, Inc. nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares, or at what price shares should be tendered. Directors, officers and affiliates of fashionmall.com, Inc. have indicated that they do not intend to tender shares pursuant to our offer.

To assist us with this offer, we have engaged American Stock Transfer & Trust Company to serve as information agent. All questions and requests for documents should be directed to American Stock Transfer & Trust Company. You may reach American Stock Transfer & Trust Company at the address on the last page of the Offer to Purchase, or by calling (877) 777-0800 x 6820 or (718) 921-8200 x 6820 if calling from New York City.

Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on July 30, 2001, unless extended by Fashionmall. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

                                   Sincerely,

                                   /s/ Benjamin Narasin
                                   --------------------

                                   Benjamin Narasin
                                   Chairman and Chief Executive Officer